Exhibit 99.1

Fresenius Medical Care AG & Co. KGaA
Investor Relations
Investor News	Else-Kröner-Str. 1
D-61352 Bad Homburg

Contact:

Oliver Maier
	Phone:	+ 49 6172 609 2601
	Fax:	+ 49 6172 609 2301
	E-mail:	ir@fmc-ag.com

North America:
Terry L. Morris
	Phone:	+ 1 800 948 2538
	Fax:	+ 1 615 345 5605
	E-mail:	ir@fmc-ag.com

Internet: www.fmc-ag.com

April 30, 2009

Fresenius Medical Care Reports Strong Start For 2009 and Confirms Outlook for Full Year

Summary First Quarter 2009:

Net revenue	$2,560 million	+ 2%
Operating income (EBIT)	$396 million	+ 2%
Net income attributable to Fresenius Medical Care AG & Co. KGaA	$198 million	+ 7%
Earnings per share	$0.67	+ 6%

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (“the Company” or “FMC AG & Co. KGaA”), the world’s largest provider of dialysis products and services, today announced its results for the first quarter of 2009.

Revenue

Net revenue for the first quarter of 2009 increased by 2% to $2,560 million (8% at constant currency) compared to the first quarter of 2008. Organic revenue growth worldwide was 8%. Dialysis services revenue grew by 4% to $1,923 million (8% at constant currency) in the first quarter of 2009. Dialysis product revenue decreased by 5% to $637 million (an increase of 8% at constant currency) in the same period.

North America revenue increased by 6% to $1,774 million. Dialysis services revenue grew by 5% to $1,577 million. Average revenue per treatment for the U.S. clinics was $338 in the first quarter of 2009 compared to $326 for the first quarter of 2008 and $335 for the fourth quarter of 2008. This development was based on an increase in underlying reimbursement rates and stable EPO utilization. Dialysis product revenue increased by 14% to $197 million and was led by sales of the newly licensed intravenous iron products and strong sales of the 2008K hemodialysis machines.

International revenue was $786 million, a decrease of 7% (an increase of 11% at constant currency) compared to the first quarter of 2008. Dialysis services revenue reached $346 million, a decrease of 1% (an increase of 18% at constant currency). Dialysis product revenue decreased by 11% to $440 million. Sales grew by 6% based on constant currencies, led by strong pharmaceutical sales and sales of products for acute care treatments.

Earnings

Operating income (EBIT) increased by 2% to $396 million compared to $389 million in the first quarter of 2008. Operating margin remained unchanged at 15.5% in the first quarter of 2009 compared to the first quarter of 2008.

Fresenius Medical Care AG & Co. KGaA, April 30, 2009	2 of 15

In North America, the operating margin decreased by 110 basis points from 16.4% to 15.3% in the first quarter of 2009 primarily due to higher personnel expenses, increased pharmaceutical costs and the impact of one less dialysis day in the first quarter of 2009 compared to the first quarter of 2008. These effects were partially offset by increased dialysis treatment rates and sales of the newly licensed intravenous iron products.

In the International segment, the operating margin increased by 170 basis points to 18.7% due to reduced manufacturing costs and operating expenses.

Net interest expense for the first quarter of 2009 was $74 million compared to $83 million in the same quarter of 2008. This positive development was mainly attributable to lower short term interest rates.

Income tax expense was $116 million for the first quarter of 2009 nearly equal to the first quarter of 2008, reflecting effective tax rates of 35.9% and 37.3%, respectively.

Net income attributable to FMC AG & Co. KGaA for the first quarter of 2009 was $198 million, an increase of 7%.

Earnings per share (EPS)for the first quarter of 2009 rose by 6% to $0.67 per ordinary share compared to $0.63 for the first quarter of 2008. The weighted average number of shares outstanding for the first quarter of 2009 was approximately 297.7 million shares compared to 296.6 million shares for the first quarter of 2008. The increase in shares outstanding resulted from stock option exercises in 2008 and in the first quarter of 2009.

Cash Flow

In the first quarter of 2009, the Company generated $156 million in cash from operations, representing approximately 6% of revenue. The cash flow generation benefited from a decrease in Days Sales Outstanding (DSO) in the first quarter of 2009 compared to the fourth quarter of 2008 of two days but was negatively affected by higher other working capital requirements.

Fresenius Medical Care AG & Co. KGaA, April 30, 2009	3 of 15

A total of $111 million was spent for capital expenditures, net of disposals. Free Cash Flow before acquisitions was $45 million compared to $39 million in the first quarter of 2008. A total of $36 million in cash was used for acquisitions net of divestitures. Free Cash Flow after acquisitions and divestitures was $9 million compared to $6 million in the first quarter of last year.

Please refer to the attachments for a complete overview on the first quarter of 2009 and the reconciliation of non-GAAP financial measures included in this release to the most comparable GAAP financial measures.

Patients – Clinics – Treatments

As of March 31, 2009, Fresenius Medical Care treated 187,476 patients worldwide, which represents a 6% increase in patients compared to the same period last year. North America provided dialysis treatments for 127,121 patients, an increase of 4%. Including 31 clinics managed by Fresenius Medical Care North America, the number of patients in North America was 128,763. The International segment served 60,355 patients, an increase of 11% over last year.

As of March 31, 2009, the Company operated a total of 2,448 clinics worldwide. This is comprised of 1,714 clinics in North America (1,745 including managed clinics), an increase of 5%, and 734 clinics in the International segment, an increase of 12%.

Fresenius Medical Care delivered approximately 7.04 million dialysis treatments worldwide during the first quarter of 2009. This represents an increase of 5% over the same quarter last year. North America accounted for 4.74 million treatments, an increase of 2%, and the International segment delivered 2.30 million treatments, an increase of 11%.

Employees

As of March 31, 2009, Fresenius Medical Care had 65,670 employees (full-time equivalents) worldwide compared to 64,666 employees at the end of 2008. The increase of approximately 1,000 employees is primarily due to overall growth in the Company’s business.

Fresenius Medical Care AG & Co. KGaA, April 30, 2009	4 of 15

Debt/EBITDA Ratio

The ratio of debt to Earnings before Interest, Taxes and Amortization (EBITDA) decreased from 2.82 at the end of the first quarter of 2008 to 2.64 at the end of the first quarter of 2009. At the end of 2008, the debt/EBITDA ratio was 2.69.

Refinancing of Notes

On April 27, 2009, the Company issued euro denominated notes totaling €200 million in anticipation of retiring the existing €200 million Euro Notes issued in 2005 which are due in July 2009. The newly issued Euro Notes consist of 4 tranches having terms of 3.5 and 5.5 years with floating and fixed interest rate tranches. The initial average interest rate is 6.95%.

Rating

There have been no rating changes in the first quarter of 2009, Standard & Poor’s Rating Services rates the Company’s corporate credit as ‘BB’ with a ‘negative’ outlook.

Moody’s continued to rate the Company’s corporate credit as ‘Ba1’ with a ‘stable’ outlook.

Fitch rates the Company’s corporate credit as ‘BB’ with a ‘negative’ outlook.

Outlook for 2009 fully confirmed

For the full year 2009, the Company expects to achieve revenue of more than $11.1 billion, which is more than 8% growth in constant currency.

Net income attributable to FMC AG & Co. KGaA is expected to be between $850 million and $890 million in 2009.

Fresenius Medical Care AG & Co. KGaA, April 30, 2009	5 of 15

In addition, the Company expects to spend $550 to $650 million on capital expenditures and $200 to $300 million on acquisitions. The debt/EBITDA ratio is projected to remain below 2.7.

Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: “We are pleased to have a strong start into the year, which is fully in line with our guidance for 2009. We have made good progress in 2009 despite the 2008 cost increases, which we are attempting to mitigate, and the volatile currency environment. Our underlying business continues at its excellent 8% organic growth rate. Our global expansion of products and services is on target and we are confident that we will achieve our targets in 2009.”

Conference Call

Fresenius Medical Care will hold a conference call to discuss the results of the first quarter of 2009 on Thursday, April 30, 2009, at 3.30 p.m. CEDT / 9.30 a.m. EDT. The Company invites investors to listen to the live webcast of the call at the Company’s website www.fmc-ag.com in the “Investor Relations” section. A replay will be available shortly after the meeting.

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,770,000 individuals worldwide. Through its network of 2,448 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 187,476 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME, FME3) and the New York Stock Exchange (FMS, FMS/P).

For more information about Fresenius Medical Care please visit the Company’s website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Fresenius Medical Care AG & Co. KGaA, April 30, 2009	6 of 15

Fresenius Medical Care Statement of Earnings	Three Months Ended March 31,

(in US-$ thousands, except share and per share data) (unaudited)	2009	2008	% Change

Net revenue
Dialysis Care	1,923,321	1,844,287	4.3%
Dialysis Products	636,489	667,437	-4.6%
Total net revenue	2,559,810	2,511,724	1.9%

Cost of revenue	1,697,505	1,656,425	2.5%
Gross profit	862,305	855,299	0.8%
Selling, general and administrative	443,567	447,510	-0.9%
Research and development	22,896	19,118	19.8%
Operating income (EBIT)	395,842	388,671	1.8%

Interest income	(4,274)	(5,380)	-20.6%
Interest expense	78,564	88,198	-10.9%
Interest expense, net	74,290	82,818	-10.3%
Income before taxes	321,552	305,853	5.1%
Income tax expense	115,384	114,097	1.1%
Net income	206,168	191,756	7.5%
Less: Net income attributable to Noncontrolling interest	8,062	5,883
Net income attributable to FMC AG & Co. KGaA	198,106	185,873	6.6%

Operating income (EBIT)	395,842	388,671	1.8%
Depreciation and amortization	105,471	96,626	9.2%
EBITDA	501,313	485,297	3.3%

Total bad debt expenses	53,010	49,146

Earnings per ordinary share	$0.67	$0.63	6.2%
Earnings per ordinary ADS	$0.67	$0.63	6.2%

Weighted average number of shares
Ordinary shares	293,932,036	292,786,583
Preference shares	3,811,297	3,779,822

Percentages of revenue
Cost of revenue	66.3%	65.9%
Gross profit	33.7%	34.1%

Selling, general and administrative	17.3%	17.8%
Research and development	0.9%	0.8%
Operating income (EBIT)	15.5%	15.5%
Interest expense, net	2.9%	3.3%
Income before taxes	12.6%	12.2%
Income tax expense	4.5%	4.5%
Net income attributable to Noncontrolling interest	0.3%	0.2%
Net income attributable to FMC AG & Co. KGaA	7.7%	7.4%
EBITDA	19.6%	19.3%

Fresenius Medical Care AG & Co. KGaA, April 30, 2009	7 of 15

Fresenius Medical Care Segment and Other Information	Three Months Ended March 31,

(in US-$ million) (unaudited)	2009	2008	% Change

Net revenue
North America	1,774	1,668	6.4%
International	786	844	-6.9%
Total net revenue	2,560	2,512	1.9%

Operating income (EBIT)
North America	272	273	-0.3%
International	147	143	2.5%
Corporate	(23)	(27)	-16.0%
Total operating income (EBIT)	396	389	1.8%

Operating income in percentage of revenue
North America	15.3%	16.4%
International	18.7%	17.0%
Total	15.5%	15.5%

Employees
Full-time equivalents (March 31 compared to Dec. 31)	65,670	64,666

Fresenius Medical Care AG & Co. KGaA, April 30, 2009	8 of 15

Fresenius Medical Care Reconciliation of non US-GAAP financial measures to the most directly comparable US-GAAP financial measures	Three Months Ended March 31,

(in US-$ million) (unaudited)	2009	2008

Segment information North America
Net revenue	1,774	1,668
Costs of revenue and research and development	1,217	1,128
Selling, general and administrative	285	267
Costs of revenue and operating expenses	1,502	1,395
Operating income (EBIT)	272	273

Percent of revenue	15.3%	16.4%

Dialysis Products revenue incl. and excl. internal sales
North America
Dialysis Products revenue incl. internal sales	345	303
less internal sales	(148)	(131)
Dialysis Products external sales	197	172
International
Dialysis Products revenue incl. internal sales	502	566
less internal sales	(62)	(71)
Dialysis Products external sales	440	495

Reconciliation of cash flow from operating activities to EBITDA 1)
Total EBITDA	501	485
Interest expense, net	(74)	(83)
Income tax expense	(116)	(114)
Change in working capital and other non cash items	(155)	(96)
Net cash provided by operating activities	156	192

Annualized EBITDA
Operating income (EBIT) last twelve months	1,680	1,604
Depreciation and amortization last twelve months	425	375
Non cash charges	45	41
Annualized EBITDA	2,150	2,020

1) EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

Fresenius Medical Care AG & Co. KGaA, April 30, 2009	9 of 15

Fresenius Medical Care Balance Sheet	March 31, (unaudited)	December 31, (audited)

(in US-$ million)	2009	2008

Assets
Current assets	4,233	4,212
Intangible assets	8,144	8,156
Other non-current assets	2,492	2,552
Total assets	14,869	14,920

Liabilities and equity
Current liabilities	3,002	3,145
Long-term liabilities	5,625	5,652
Total equity	6,242	6,123
Total liabilities and equity	14,869	14,920

Equity/assets ratio:	42%	41%

Debt
Short term borrowings	645	684
Short-term borrowings from related parties	17	1
Current portion of long-term debt and capital lease obligations	426	455
Long-term debt and capital lease obligations, less current portion	3,961	3,957
Trust Preferred Securities	623	641
Total debt	5,672	5,738

Fresenius Medical Care AG & Co. KGaA, April 30, 2009	10 of 15

Fresenius Medical Care Cash Flow Statement

Three Months Ended March 31, (in US-$ million) (unaudited)	2009	2008

Operating activities
Net income	206	192
Depreciation / amortization	105	97
Change in working capital and other non cash items	(155)	(97)
Cash Flow from operating activities	156	192

Investing activities
Purchases of property, plant and equipment	(112)	(159)
Proceeds from sale of property, plant and equipment	1	6
Capital expenditures, net	(111)	(153)
Free Cash Flow	45	39

Acquisitions and investments, net of cash acquired and net purchases of intangible assets	(37)	(72)
Proceeds from divestitures	1	39
Acquisitions, net of divestitures	(36)	(33)
Free Cash Flow after investing activities	9	6

Financing activities
Change in accounts receivable securitization program	—	492
Change in intercompany debt	15	8
Change in other debt	(34)	141
Redemption of Trust Preferred Securities	—	(678)
Proceeds from exercise of stock options	9	7
Distributions to noncontrolling interest	(14)	(8)
Cash Flow from financing activities	(24)	(38)

Effects of exchange rates on cash	(4)	7
Net increase in cash	(19)	(25)

Cash at beginning of period	222	245
Cash at end of period	203	220

Fresenius Medical Care AG & Co. KGaA, April 30, 2009	11 of 15

Fresenius Medical Care Quarterly Performance Scorecard - Revenue

Three months ended March 31, (in US-$ thousands, except per-treatment revenue)	2009	cc	2008	cc

North America
Net revenue	1,773,813		1,667,541
Growth year-over-year	6.4%		1.9%

Dialysis Care	1,577,088		1,495,241
Growth year-over-year	5.5%		0.8%
U.S. per treatment	338		326
Per treatment	332		322
Sequential growth	0.5%		0.3%
Growth year-over-year	3.1%		-0.9%

Dialysis Products
incl. internal sales	344,603		302,870
Growth year-over-year	13.8%		7.9%
External sales	196,724		172,299
Growth year-over-year	14.2%		12.4%

International
Net revenue	785,843		843,995
Growth year-over-year	-6.9%	10.9%	23.4%	10.4%

Dialysis Care	346,233		349,045
Growth year-over-year	-0.8%	18.0%	26.0%	13.0%
Per treatment	151	179	168	151
Sequential growth	-2.4%		5.1%
Growth year-over-year	-10.3%	6.7%	17.1%	5.0%

Dialysis Products
incl. internal sales	502,095		566,214
Growth year-over-year	-11.3%	6.4%	23.3%	10.1%
External sales	439,611		494,950
Growth year-over-year	-11.2%	5.9%	21.6%	8.7%

cc = at constant exchange rates

Fresenius Medical Care AG & Co. KGaA, April 30, 2009	12 of 15

Fresenius Medical Care Quarterly Performance Scorecard - Dialysis Care Volume

Three months ended March 31,	2009	2008

North America
Number of treatments	4,744,551	4,647,996
Treatments per day	62,428	60,364
Per day sequential growth	1.4%	1.6%
Per day year-over-year growth	3.4%	3.7%
Same market growth year-over-year	3.2%	2.7%

International
Number of treatments	2,296,623	2,075,783
Same market growth year-over-year	7.3%	7.1%

Fresenius Medical Care Quarterly Performance Scorecard - Expenses

Three months ended March 31.	2009	2008

North America
Costs of revenue and operating expenses
Percent of revenue	84.7%	83.6%
Selling. general and administrative
Percent of revenue	16.1%	16.0%
Bad debt expenses
Percent of revenue	2.9%	3.0%
Dialysis Care operating expenses/Treatment (in US-$)	282	271
Sequential growth	2.0%	3.2%
Growth year-over-year	4.2%	-0.3%

Total Group
Costs of revenue and operating expenses
Percent of revenue	84.5%	84.5%
Selling. general and administrative
Percent of revenue	17.3%	17.8%
Effective tax rate	35.9%	37.3%

Fresenius Medical Care AG & Co. KGaA, April 30, 2009	13 of 15

Fresenius Medical Care Quarterly Performance Scorecard - Cash Flow/Investing Activities

Three months ended March 31, (in US-$ thousands, except number of de novos)	2009	2008

Total Group
Operating Cash Flow	155,564	191,945
Percent of revenue	6.1%	7.6%

Free Cash Flow before acquisitions	44,857	38,721
Percent of revenue	1.8%	1.5%

Acquisitions and investments, net of divestitures	35,614	32,842

Capital expenditures, net	110,707	153,224
Percent of revenue	4.3%	6.1%

Maintenance	56,009	78,041
Percent of revenue	2.2%	3.1%

Growth	54,698	75,183
Percent of revenue	2.1%	3.0%

Number of de novos	32	44
North America	25	29
International	7	15

Fresenius Medical Care Quarterly Performance Scorecard - Balance Sheet

Three months ended March 31,	2009	2008

Total Group
Debt (in US-$million)	5,672	5,690
Debt/EBITDA	2.6	2.8

North America
Days sales outstanding	59	60

International
Days sales outstanding	109	107

Fresenius Medical Care AG & Co. KGaA, April 30, 2009	14 of 15

Fresenius Medical Care Quarterly Performance Scorecard

Three months ended March 31	2009	2008

Clinical Performance
North America (U.S.)
Single Pool Kt/v > 1.2	96%	95%
Hemoglobin >= 11g/dl	73%	74%
Hemoglobin = 10-13g/dl	86%	84%
Albumin >= 3.5 g/dl 1)	80%	80%
Phosphate 3.5-5.5mg/dl	53%	52%
Hospitalization Days per patient 2)
(12 months ending March 31)	10.4	10.7

Demographics
North America (U.S.)
Average age (in years)	62	62
Average time on dialysis (in years)	3.6	3.5
Average body weight (in kg)	80	79
Prevalence of diabetes	54%	53%

1) International standard BCR CRM470

2) Hospitalization data for 2009 includes legacy RCG facilities

Fresenius Medical Care Quarterly Performance Scorecard

Three months ended March 31	2009	2008

Clinical Performance
Europe, Middle East and Africa
Single Pool Kt/v > 1.2	94%	95%
Hemoglobin >= 11g/dl	71%	70%
Hemoglobin = 10-13g/dl	75%	76%
Albumin >= 3.5 g/dl 1)	84%	85%
Phosphate 3.5-5.5mg/dl	60%	60%
Hospitalization Days per patient	8.2	7.9
(12 months ending March 31)

Demographics
Europe, Middle East and Africa
Average age (in years)	64	63
Average time on dialysis (in years)	4.7	4.7
Average body weight (in kg)	69	68
Prevalence of diabetes	27.8%	27.5%

1) International standard BCR CRM470

Fresenius Medical Care AG & Co. KGaA, April 30, 2009	15 of 15